SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 CA/CAAS Rua da Quitanda, nº 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 925, of 04.18.2022 DEL-043, of 04.18.2022

CERTIFICATE

MINUTES OF THE 925th MEETING OF THE BOARD OF DIRECTORS OF
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

It is hereby certified, for due purposes, that the 925th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) was installed on the eighteenth day of April of the year two thousand and twenty-two, at 3:35 pm, with work closing recorded at 4:58 pm. The meeting took place by videoconference in a remote environment – Cisco WEBEX Meetings. The call took place on the eleventh day of April in the year two thousand and twenty-two, pursuant to the Bylaws. Board member RUY FLAKS SCHNEIDER (RFS) took over the chair. The Directors RODRIGO LIMP NASCIMENTO (RLN), BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO (BEC), CARLOS EDUARDO RODRIGUES PEREIRA (CRP), FELIPE VILLELA DIAS (FVD), JERÔNIMO ANTUNES (JEA), MARCELO DE SIQUEIRA FREITAS (MSF), ANA CAROLINA TANNURI LAFERTE MARINHO (ALM) and ANA SILVIA CORSO MATTE (ASM) participated remotely in both days of the meeting. The Director DANIEL ALVES FERREIRA (DAF. The Governance Secretary BRUNO KLAPPER LOPES (BKL) and the Advisor to the Board of Directors FERNANDO KHOURY FRANCISCO JUNIOR (FKJ) were justifiably absent. INSTRUCTION: The support material was made available to Directors through the Governance Portal. INSTALLATION AND RESOLUTION QUORUMS: As prescribed by article 28, caput, of Eletrobras' Bylaws, this conclave must be installed with the presence of the majority of its members, and its deliberations must be taken , as a general rule, by the majority of those present. The meeting was opened with the presence of nine members, in compliance with the minimum quorum of six members, and with a minimum quorum for deliberations of five members, except in cases where there is explicit record of changes in the quorum of those present at the time of the deliberation. The prior declaration of conflict of interest by the Director and/or his absence m The conclave's moment lead to its subtraction for the purposes of calculating the respective minimum quorum for deliberation. DECISION: DEL-043, OF 04.18.2022. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the use of its attributions, substantiated in a decision of the Executive Board, in the statement issued by the Audit and Statutory Risks Committee - CAE at the 245th meeting held on 04.05.2022, in the support material and in the following documents: Resolution of the Executive Board No. 129, of 04.04.2022; Executive Board Report DF No. 015, of 03.31.2022; Executive Summary DFF No. 001, of 03.31.2022; RESOLVED: 1. to agree, under the terms of the Policy of Competencies of the Companies of the Eletrobras Group, and based on article 21, item III, of the Bylaws of Furnas, the contracting of long-term credit operations by Furnas with the banks Itaú and Banco do Brasil, in the total amount of up to R$ 2.5 billion, according to the following financial conditions:

Banco:	ITAÚ
Mode:	Bank Credit Note (CCB)
Value:	Up to BRL 500 million
Interest rate:	CDI+1.60% p.y.
Total Term:	2 years
Amortization:	bullet
Interest payment:	annual
Grace period:	24 months
Fee (%) net of taxes:	0.20%
Guarantee:	No Warranty
Allocation of resources:	Financing part of the Investment Program for the year 2022 and/or amortizing more onerous debts

2 CA/CAAS Rua da Quitanda, nº 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 925, of 04.18.2022 DEL-043, of 04.18.2022

Banco:	Banco do Brasil
Mode:	Bank Credit Note (CCB)
Value:	Up to BRL 500 million
Interest rate:	CDI+1.65% p.a.
Total Term:	2 years
Amortization:	bullet
Interest payment:	annual
Grace period:	24 months
Fee (%) net of taxes:	0.30%
Discontinuity compensation:	0.05% levied on the maximum amount of financing initially intended
Guarantee:	No Warranty
Allocation of resources:	Financing part of the Investment Program for the year 2022 and/or amortizing more onerous debts

Banco:	Banco do Brasil
Mode:	Bank Credit Note (CCB)*
Value:	Up to BRL 1.5 billion
Interest rate:	CDI+ 2.00% p.a.
Total Term:	7 years
Amortization:	Monthly, after grace period
Interest payment:	monthly
Grace period:	36 months
Fee (%) net of taxes:	0.30%
Discontinuity compensation:	0.05% levied on the maximum amount of financing initially intended
Guarantee:	0.70% p.a. on the limit amount made available and not withdrawn (billed monthly)
Allocation of resources:	No Warranty
Mode:	Reinforce the Furnas cashier

* This is a line of credit that may or may not be fully or partially disbursed, according to any additional need for Furnas' cash throughout 2022, with the payment of a commitment commission for the unused period being applied. of the approved resource.

3 CA/CAAS Rua da Quitanda, nº 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 925, of 04.18.2022 DEL-043, of 04.18.2022

2. condition the effectiveness of the consent, mentioned in item 1, to the approval by the Executive Board of Eletrobras of the drafts of the respective long-term credit instruments to be signed by Furnas with the financial institutions, observing the need to prove, at least, the items listed below: (a) compliance with the general conditions presented in item 1; (b) inexistence of a clause in the contractual instruments that advocate an event of default as a result of a change in shareholding control in Eletrobras and/or Furnas due to the Eletrobras capitalization process in progress (Law No. 14,182, of 07.12.2021); 3. determine that the Financial and Investor Relations Department - DF, the Corporate Finance Superintendence - DFF, the Funding, Guarantees and Debt Department - DFFG, the Governance Secretariat of the Board of Directors - CAAS and the General Secretariat - PRGS adopt, each within its scope of action, the necessary measures to comply with this Resolution. Deliberative quorum: Unanimity, registered the previous manifestation of the CAE. There being no further business on the matter in question, the collegiate determined the drawing up of this certificate which, after being read and approved, will be signed by the Chairman of the Board of Directors of Eletrobras. It is hereby registered that the material supporting the deliberation is filed at the Company's headquarters. The other resolutions made at that meeting were omitted from this certificate, as they relate to interests that are merely internal to the Company, legitimate caution, supported by the Management's duty of secrecy, according to the "caput" of article 155 of Law No. 6,404/76, being situated , therefore, outside the scope of the rule contained in § 1 of article 142 of the aforementioned Law. The resolution portrayed in this certificate is a faithful copy of the decision made in the minutes of the meeting in question and contained in the respective book of minutes of the Company. Chairman of the Board: RUY FLAKS SCHNEIDER (RFS). Directors: RODRIGO LIMP NASCIMENTO (RLN), MARCELO DE SIQUEIRA FREITAS (MSF), ANA CAROLINA TANNURI LAFERTE MARINHO (ALM), BRUNO ESTÁQUIO FERREIRA CASTRO DE CARVALHO (BEC), CARLOS EDUARDO RODRIGUES PEREIRA (CRP), JERÔNIMO ANTUNES (JEA), ANA SILVIA CORSO MATTE (ASM) and FELIPE VILLELA DIAS (FVD).

Rio de Janeiro, April 19, 2022.

RUY FLAKS SCHNEIDER

Chairman of Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.